FORM 3            U.S. Securities and Exchange Commission
                          Washington, D.C.  20549

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                          OMB APPROVAL
                                          OME Number 3235-0104
                                          Expires:April 30, 1997
                                          Estimated average
                                          burden hours per
                                          response .. 0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934.  Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person

       Mason           Robert          L.
       (Last)         (First)     (Middle)

       4145 Staulo Cres.
               (Street)

       Vancouver    British Columbia   Canada      V1T 6L4
        (City)        (State)         (Country)   (Postal)

2.   Date of Event Requiring Statement (Month/Day/Year)

     02/06/97

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)


4.   Issuer Name and Ticker or Trading Symbol

     Summo Minerals Corporation (SUMO)

5. Relationship of Reporting Person to Issuer (Check all applicable)

     X   Director                      10% Owner
         Officer (give title           Other (specify
                   below)                      below)



6.   If Amendment, Date of Original (Month/Day/Year)







                         Table I
      Non-Derivative Securities Beneficially Owned

1. Title of         2. Amount of   3. Ownership   4. Nature of
   Security            Securities     Form: Direct   Indirect
   (Instr. 4)          Beneficially   (D) or         Beneficial
                       Owned          Indirect (I)   Ownership
                       (Instr. 4)     (Instr. 5)     (Instr. 5)

   Common Stock         16,100           (D)

   Common Stock         24,900           (I)         Held jointly
                                                     with spouse



                         Table II
Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative
     Security (Instr. 4)         Options to Purchase Common Stock

2.   Date Exercisable and
     Expiration Date
     (Month/Day/Year)
     -    Date Exercisable        02/06/97*
     -    Expiration Date         02/06/02

3.   Title and Amount of
     Securities Underlying
     Derivative Security
     (Instr. 4)
     -    Title                   Common Stock
     -    Amount or Number        150,000
          of Shares

4.   Conversion or Exercise       $1.50 Cdn.
     Price of Derivative
     Security

5.   Ownership Form of
     Derivative Security:
     Direct (D) or Indirect (I)
     (Instr. 5)                    (D)

6.   Nature of Indirect
     Beneficial Ownership

Explanation of Responses:

     * No more than 25% of the options may be exercised before February 6, 1998. No more than 50% may be exercised before February 6, 1999. No more than 75% may be exercised before February 6, 2002.




             /s/ James D. Frank, Attorney in Fact      04/24/97
                 James D. Frank, Attorney in Fact        Date
                 for Robert L. Mason
               ** Signature of Reporting
                  Person


**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.  See 18 U.S.C. 1001 and 15
     U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.